# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OpenLocker Holdings, Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 04/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002067467

## Reporting persons
- Her Clique Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 40,188,456; shared voting power 0; sole dispositive power 40,188,456; shared dispositive power 0; aggregate amount beneficially owned 40,188,456 (7.5% of the class)
- Izabela Agnieszka Depczyk: type of reporting person: individual (IN); citizenship or place of organization: Poland (R9); sole voting power 40,188,456; shared voting power 0; sole dispositive power 40,188,456; shared dispositive power 0; aggregate amount beneficially owned 40,188,456 (7.5% of the class)

## Item 1. Issuer
Name of issuer: OpenLocker Holdings, Inc.
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, FLORIDA, 33401.

## Item 2. Person Filing
Name of person filing: This report is being filed by Her Clique, Inc., which is the direct beneficial owner of the shares of the issuer and by Izabela Agnieszka Depczyk, who is the indirect beneficial owner of shares of the issuer through her ownership of 100% of the shares of Her Clique, Inc.
Address of principal business office or, if none, residence: 245 E 87th Street, Apt. 14G, New York, New York, 10128
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 40,188,456
Percent of class:
7.54% *

*Based on 533,127,314 shares of the common stock issued and outstanding as of May 2, 2025.
Sole power to vote or to direct the vote: 40,188,456
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 40,188,456
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement.

## Signatures
- Her Clique Inc.: /s/ Izabela Agnieszka Depczyk, Izabela Agnieszka Depczyk/President (05/14/2025)
- Izabela Agnieszka Depczyk: /s/ Izabela Agnieszka Depczyk, Izabela Agnieszka Depczyk (05/14/2025)